Exhibit 99.1

LATAM projects a reduced operation in February compared to previous month

●	For this month, the estimated operation is 35% in relation to the same period of 2020, while in January it was 39.8%.

●	In February, LATAM Airlines Colombia inaugurated the Bogotá-Pasto route while, in Chile, operations from Santiago to Castro, Osorno and Puerto Natales were restarted.

●	In cargo, a 20% increase in the use of the fleet is expected compared to last year, with 1,100 flights per month.

Santiago (Chile), February 9, 2021 - LATAM Airlines Group reports its operational estimate for February, which could reach 35% (measured in available seat kilometers - ASK) compared to the same period of the previous year. The figure is lower than that announced for January, in which the operation reached 39.8% of previous year’s capacity, in a scenario dominated by increased government restrictions on air transport worldwide.

For this month, there are 680 daily domestic and international flights estimated, connecting 115 destinations in 16 countries. In turn, the use of the cargo fleet is expected to increase by 20% and considers more than 1,100 monthly flights.

All projections are subject to the evolution of the pandemic, as well as to travel restrictions in the countries where LATAM operates.

During January 2020, traffic (measured in revenue passenger kilometers - RPK) was 32.8% in relation to the same period of the previous year. This estimate considered a passenger operation of 39.8% (measured in available seat kilometers - ASK) compared to the same month last year, therefore, the load factor decreased 14.9 percentage points to 70.3%.

With regard to the cargo operation, the load factor was 60.4%, 10.1 percentage points above what was registered during the same period of the previous year.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

LATAM Group Operation Estimate - February 2021

Brazil	● 37% projected operation (compared to February 2020) o 57% domestic and 15% international ● Total routes in February: 84 domestic (equivalent to 360 daily flights) and 11 international.
Chile

●      28% projected  (compared to February 2020)

o        39% domestic and 23% international

●      Total routes in February: 18 domestic (equivalent to 95 daily flights) and 13 international.

●      Three new domestic routes:

o        Santiago-Osorno (from February 2)

o        Santiago-Castro (from February 2)

o        Santiago-Puerto Natales (from February 2)

Colombia

●      58% projected operation (compared to February 2020)

o        79% domestic and 36% international

●      Total routes in February: 24 domestic (equivalent to 110 daily flights) and 3 international

●      New domestic route:

o        Bogotá-Pasto (from February 1)

Ecuador

●      26% projected operation (compared to February 2020)

o        32% domestic and 24% international

●      Total routes in February: 6 domestic routes are maintained (equivalent to 60 daily flights) and15 international routes.

Peru	● 26% projected operation (compared to February 2020) o 32% domestic and 24% international ● Total routes in February: 18 domestic routes (equivalent to 60 daily flights) and 15 international routes

January 2021 Traffic Report

	January
	2021	2020	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	3,849	11,726	-67.2%
DOMESTIC SSC (1)	837	2,247	-62.7%
DOMESTIC BRAZIL (2)	2,139	3,558	-39.9%
INTERNATIONAL (3)	873	5,921	-85.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	5,476	13,758	-60.2%
DOMESTIC SSC (1)	1,173	2,769	-57.7%
DOMESTIC BRAZIL (2)	2,601	4,093	-36.5%
INTERNATIONAL (3)	1,702	6,895	-75.3%

PASSENGER LOAD FACTOR
SYSTEM	70.3%	85.2%	-14.9 pp
DOMESTIC SSC (1)	71.4%	81.1%	-9.8 pp
DOMESTIC BRAZIL (2)	82.2%	86.9%	-4.7 pp
INTERNATIONAL (3)	51.3%	85.9%	-34.6 pp

PASSENGERS BOARDED (thousand)
SYSTEM	3,065	7,252	-57.7%
DOMESTIC SSC (1)	1,079	2,612	-58.7%
DOMESTIC BRAZIL (2)	1,773	3,245	-45.4%
INTERNATIONAL (3)	213	1,395	-84.7%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	256	291	-12.2%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	423	579	-26.8%

CARGO LOAD FACTOR
SYSTEM	60.4%	50.3%	10.1 pp

About LATAM Airlines Group S.A.

The LATAM Airlines Group is the main airline group in Latin America, with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, as well as international operations within Latin America and towards Europe, the United States and the Caribbean.

The Group has a fleet of Boeing 767, 777, 787, Airbus A350, A321, A320, A320neo and A319 aircraft.

The LATAM Airlines Group’s shares are traded on the Santiago de Chile Stock Exchange and in the United States, its ADRs are traded on the OTC (over-the-counter) markets.

For press inquiries, write to comunicaciones.externas@latam.com. More financial information at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

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